UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Bank Plus Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    064446107
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EIN 23-2856392
                  Schneider Capital Management Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                (a)      |_|
                                (b)      |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER
                  338,500

6.       SHARED VOTING POWER
                  None

7.       SOLE DISPOSITIVE POWER
                  351,817

8.       SHARED DISPOSITIVE POWER
                  None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  351,817

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES  |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  .17%

12.      TYPE OF REPORTING PERSON
                  IA

                              GENERAL INSTRUCTIONS

Item 1.

(a)      Name of Issuer
                           Bank Plus Corporation

(b)      Address of Issuer's Principal Executive Offices

                           4565 Colorado Blvd.
                           Los Angeles, CA 90039

Item 2.

(a)      Name of Person Filing
                           SCHNEIDER CAPITAL MANAGEMENT CORPORATION

(b)      Address of Principal Business Office or, if none, Residence
                           460 E. Swedesford Rd., Suite 1080
                           Wayne, PA  19087

(c)      Citizenship
                           UNITED STATES

(d)      Title of Class of Securities
                           COMMON STOCK

(e)      CUSIP Number
                           064446107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      |_|  Broker or dealer registered under Section 15 of the Act

(b)      |_|  Bank as defined in Section 3(a)(6) of the Act

(c)      |_|  Insurance company as defined in section 3(a)(19) of the Act

(d)      |_|  Investment company registered under section 8 of the Investment
              Company Act of 1940

(e)      |X|  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

(f)      |_|  An employee benefit plan or endowment fund in accordance
              with ss.ss.240.13d-1(b)(1)(ii)(F)

(g)      |_|  A parent holding company, in accordance with ss.ss.240.13d-1(b)
              (1)(ii)(G)

(h)      |_|  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act

(i)      |_|  A church plan that is excluded from the definition of an
              investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)      |_|  Group, in accordance with ss.ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

(a)      Amount Beneficially Owned
                           351,817

(b)      Percent of Class
                           .17%

(c)      Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote
                                    338,500
(ii)     shared power to vote or to direct the vote
                                    None
(iii)    sole power to dispose or to direct the disposition of
                                    351,817
(iv)     shared power to dispose or to direct the disposition of
                                    None

Item 5.  Ownership of Five Percent or Less of a Class
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                           None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                           N/A

Item 8.  Identification and Classification of Members of the Group.
                           N/A

Item 9.  Notice of Dissolution of Group.
                           N/A

Item 10. Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 13, 2002
                                      Date

                                      /s/ Gary P. Soura, Jr.
                                      Signature

                                      GARY P. SOURA, JR.
                                      SR. VICE PRESIDENT
                                      Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                                      -6-